HiveTracks, Inc
Balance Sheet
ACCRUAL
12/31/2023
HiveTracks, Inc

	Month Ending 12/31/2023
Assets	
Current Assets	
Cash and Cash Equivalents	
100300 - Cash - Checking x0829	45,096.84
103000 - Bill.com Clearing	4,330.00
Total Cash and Cash Equivalents	49,426.84
Accounts Receivable, Net	
Accounts Receivable	
110000 - Accounts Receivable - Trade	20,264.04
Total Accounts Receivable	20,264.04
Total Accounts Receivable, Net	20,264.04
Prepaid Expenses	
130000 - Prepaid Expenses	0.00
Total Prepaid Expenses	0.00
Total Current Assets	69,690.88
Intangible Assets, Net	
Intangible Assets	
171050 - Software Developed for Sale	801,369.98
Total Intangible Assets	801,369.98
Amortization	
175050 - Accum. Amortization - Softwa	424,676.67

Total Amortization	424,676.67
Total Intangible Assets, Net	376,693.31
Other Assets	
Other Assets	
180000 - Other Assets	22,956.23
Total Other Assets	22,956.23
Total Other Assets	22,956.23
Total Assets	**$ 469,340.42**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
200000 - Accounts Payable	60,326.68
Total Accounts Payable	60,326.68
Accrued Liabilities	
200700 - Credit Card Payable - x014	335.39
201000 - Accrued Expense	926.40
203010 - Payroll Tax WH	340.45
203500 - Payroll Clearing	2,688.72
Total Accrued Liabilities	4,290.96
Deferred Revenue	
231000 - Deferred Revenue	2,226.65
Total Deferred Revenue	2,226.65
Loan Payable	
250000 - Loan Payable - Short Term	16,993.15
Total Loan Payable	16,993.15

Total Current Liabilities	83,837.44
Long Term Liabilities	
Note Payable - Long Term	
180600 - Promissory Note	132,200.00
260200 - Notes Payable - Convertible	640,493.75
260201 - Notes Payable - SAFE	648,852.98
260205 - Notes Payable - Promissory	102,345.61
260300 - Notes Payable - Long Term	48,619.00
Total Long Term Note Payable	1,572,511.34
Total Long Term Liabilities	1,572,511.34
Other Liabilities	
Other Liabilities	
260500 - Accrued Interest	32,641.91
Total Other Liabilities	32,641.91
Total Other Liabilities	32,641.91
Total Liabilities	1,688,990.69
Stockholders Equity	
Partners Equity	
300100 - Member Equity - CZ LLC	2,734.85
300110 - Member Equity - GEM	(43,313.15)
300120 - Member Equity - JPG IRA	(1,985.15)
300130 - Member Equity - JTW	(43,231.18)
300140 - Member Equity - LLD	93,009.84
Total Partners Equity	7,215.21
Common Stock	
300200 - Common Stock	40,000.00
Total Common Stock	40,000.00
Retained Earnings	
310000 - Retained Earnings	(1,184,260.80)

Total Retained Earnings	(1,184,260.80)
Net Income (Loss)	(82,604.68)
Total Stockholders Equity	(1,219,650.27)
Total Liabilities and Equity	**$ 469,340.42**